THIS DOCUMENT IS A COPY OF THE
SCHEDULE 13G FILED ON OCTOBER 12, 1999 PURSUANT
TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934


Waterlink, Inc.
(Name of Issuer)


Common Stock
(Title or Class of Securities)


94155N105
(CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [ ] Rule 13d-1(d)


CUSIP No. 94155N105

1.   NAME OF REPORTING PERSON IRS  IDENTIFICATION  NO. OF ABOVE PERSON (ENTITIES
     ONLY)

     CID  Equity Capital V, L.P.
     35-1990273

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)  [ ]
     (b)  [ ]


3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


5.   SOLE VOTING POWER

     1,100,000

6.   SHARED VOTING POWER

     -0-

7.   SOLE DISPOSITIVE POWER

     1,100,000

8.   SHARED DISPOSITIVE POWER

     -0-

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,100,000

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

     Not applicable.
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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.81%

12.  TYPE OF REPORTING PERSON

     OO

     Item 1.   (a) Name of Issuer:

                   Waterlink, Inc.

               (b) Address of Issuer's Principal Executive Offices:

                   4100 Holiday Street N.W., Suite 201
                   Canton, Ohio 44718

     Item 2.   (a) Name of Person Filing:

                   CID Equity Capital V, L.P.

               (b) The following is the address of the principal business office of the filing person:

                   One American Square, Suite 2850
                   Indianapolis, Indiana 46282

               (c) Citizenship:

                   Delaware limited partnership

               (d) Title of Class of Securities:

                   Common Stock, par value $.001 per share

               (e) CUSIP Number:

                   94155N105

     Item 3. If this Statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

               Not applicable.
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     Item 4.   Ownership

               (a)  As  of  the  date  hereof,   CID  Equity   Capital  V,  L.P.
                    beneficially owned an aggregate of 1,100,000 shares of Common Stock of Waterlink, Inc.

               (b) As of the date hereof, the stock ownership of CID Equity Capital V, L.P. represented 5.81% of the total outstanding number of shares of Common Stock of Waterlink, Inc.

               (c)  The  number of shares to which CID  Equity  Capital  V, L.P.
                    has:

                    (i)  Sole power to vote or to direct the vote is: 1,100,000;
                    (ii) Shared power to vote or to direct the vote is: -0-;
                    (iii)Sole power to dispose or to direct the  disposition  of is: 1,100,000; and
                    (iv) Shared power to dispose or to direct the disposition of is: -0-.

     Item 5. Ownership of Five Percent or Less of a Class.

              Not applicable.

     Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

              Not applicable.

     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

              Not applicable.

     Item 8.  Identification and Classification of Members of the Group.

              Not applicable.

     Item 9.  Notice of Dissolution of a Group.

              Not applicable.
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     Item 10. Certification.

              By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transfer having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                     Date: October 12, 1999


                                     CID EQUITY CAPITAL V, L.P.
                                     By: CID Equity Partners, V, as
                                            General Partner


                                     By:/s/ John T. Hackett
                                        -------------------------------
                                          John T. Hackett,
                                          Managing General Partner